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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                            TD WATERHOUSE GROUP, INC.
                       (Name of Subject Company (Issuer))

                          TD WATERHOUSE HOLDINGS, INC.

                            THE TORONTO-DOMINION BANK
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   87236210 8
                      (CUSIP Number of Class of Securities)

                          Christopher A. Montague, Esq.
                            The Toronto-Dominion Bank
                       P.O. Box 1, Toronto-Dominion Centre
                            Toronto, Ontario M5K 1A2
                                     Canada
                                 (416) 982-8345

                                 with a copy to:

                               Lee Meyerson, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

                    (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

                  Transaction valuation*           Amount of filing fee**

                       $386,036,300.00                  $77,207.26

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 40,635,400 shares of common stock, par value $0.01 per share (the "Shares") of TD Waterhouse Group, Inc. (the "Company"), at a purchase price of $9.50 per Share, net in cash. Such number of Shares represents 338,971,600 Shares outstanding as of October 16, 2001 (excluding for this purpose Shares issuable upon exchange of certain exchangeable preference shares issued by a Company subsidiary, which exchangeable preference shares are held by The Toronto-Dominion Bank and its subsidiaries), less the 298,336,200 Shares already beneficially owned by The Toronto-Dominion Bank.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

     /x/ Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $77,207.26
     Form or Registration No.:  SC TO-T and SC TO-T/A
     Filing Party:  TD Waterhouse Holdings, Inc.; The Toronto-Dominion Bank
     Date Filed:  October 17, 2001 ($73,143.72) and October 31, 2001 ($4,063.54)

   / /   Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     /x/ third-party tender offer subject to Rule 14d-1.

     / / issuer tender offer subject to Rule 13e-4.

     /x/ going-private transaction subject to Rule 13e-3.

     / / amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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         This Amendment No. 4 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO initially filed with the Securities and Exchange Commission on October 17, 2001 (as amended, the "Schedule TO") by The Toronto-Dominion Bank, a Canadian chartered bank ("Parent"), and TD Waterhouse Holdings, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Parent. The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of TD Waterhouse Group, Inc., a Delaware corporation (the "Company"), at $9.50 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2001 (the "Offer to Purchase") as supplemented by the Supplement thereto, dated October 31, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which together with any amendments or supplements thereto, constitute the "Offer").
Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Items 1, 4, 8, 11 and 13.

         Items 1, 4, 8, 11 and 13 of the Schedule TO are hereby amended by adding the following thereto:

         At 12:00 midnight, New York City time, on Wednesday, November 14, 2001, the initial offering period expired. Based on preliminary information from the Depositary, stockholders of the Company had tendered and not withdrawn 21,112,448 Shares (including Shares tendered pursuant to the guaranteed delivery procedures), which represents approximately 52% of the publicly held Shares and therefore satisfies the Minimum Condition. This brings Parent's and its subsidiaries' combined Share ownership to approximately 94% of the total outstanding Shares. Purchaser has accepted for payment all validly tendered Shares and will make payment to the Depositary for the accepted Shares promptly.

         On November 15, 2001, Parent issued a press release announcing the completion of the initial offering period and the immediate commencement of a subsequent offering period, which will expire at 12:00 midnight, New York City time, on Wednesday, November 21, 2001. All Shares properly tendered during the subsequent offering period will be accepted, and tendering stockholders will receive the same price of $9.50 per Share (or the Canadian dollar equivalent) in cash. No Shares tendered during the initial offering period or the subsequent offering period may be withdrawn.

         The full text of the press release announcing completion of the Offer and commencement of the subsequent offering period is attached as Exhibit
(a)(1)(xxxiii) hereto and incorporated herein by reference.

Item 12.

         Item 12 of the Schedule TO is hereby amended by adding the following thereto:

(a)(1)(xxxiii)             Text of release of Parent announcing completion of
                           the Offer and commencement of the subsequent offering period, dated November 15, 2001.




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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            THE TORONTO-DOMINION BANK

                            /S/  CHRISTOPHER A. MONTAGUE
                            --------------------------------------------

                            Name:    Christopher A. Montague, Esq.
                            Title:   Executive Vice President, General Counsel
                                     and Secretary


                            TD WATERHOUSE HOLDINGS, INC.

                            /S/  STEPHEN D. MCDONALD
                            --------------------------------------------

                            Name: Stephen D. McDonald
                            Title: Deputy Chairman






Date:  November 15, 2001




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                                  EXHIBIT INDEX



EXHIBIT NO.                                  DESCRIPTION
--------------            -----------------------------------------------------
(a)(1)(xxxiii)            Text of release of Parent announcing completion of
                          the Offer and commencement of the subsequent offering period, dated November 15, 2001.